Concordia International Corp. Announces Special Meeting of Shareholders To Approve Name Change
MISSISSAUGA, ON., October 5, 2018 - Concordia International Corp. (“Concordia” or the “Company”) (TSX: CXR), an international specialty pharmaceutical company focused on becoming a leader in European specialty, off-patent medicines, today issued a notice of meeting (the “Meeting”) of shareholders to consider and approve a name change (the “Name Change”) of the Company.
The Name Change is subject to approval by Limited Voting Shareholders (“Shareholders”) at the Meeting. At least 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting is required to effect the Name Change.
The Meeting will be held November 29, 2018, at 10:00 a.m. (EDT). The Company’s board of directors has fixed the close of business on October 30, 2018, as the record date for the determination of Shareholders entitled to notice of, and to vote at the Meeting.
Concordia is requesting Shareholder approval of the Name Change following the closing of the Company’s recapitalization transaction announced on September 6, 2018, and in light of the Company’s focus on becoming a leader in European specialty, off-patent medicines.
The Company will provide an update on the proposed Name Change and other Meeting details in due course.
About Concordia
Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.
Concordia operates out of facilities in Mississauga, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.
Notice regarding forward‐looking statements and information:
This press release includes forward‐looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward‐looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to statements with respect to the Company becoming a leader in European specialty, off-patent medicines. Often, but not always, forward‐looking statements and forward‐looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with the Company's inability to obtain applicable trademark reservations with respect to any proposed name change of the Company, the Company’s inability to obtain the requisite support of Shareholders to effect the Name Change, the Company’s inability to meet applicable statutory deadlines with respect to the Meeting, the Company’s inability to become a leading European specialty off-patent medicines player, and risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
For further information, please contact:
Adam Peeler, on behalf of:
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com